Points International Ltd. Reports Record Fourth Quarter and 2006
Financial Results

  4Q06 core revenue (which excludes interest income)increased 62% year-over-year

  Cumulative points/miles transacted increased 50% year-over-year to 23.2 billion at year end

  2.1 billion points/miles transacted in the fourth quarter

  Added over 450,000 new registered users on Points.com in 2006

  Reported positive EBITDA in fourth quarter

TORONTO, March 7, 2007, Points International Ltd. (TSX: PTS; OTCBB: PTSEF; "Points" or the "Company"), the owner and operator of Points.com, the world’s leading reward program management portal, announced today results for the fourth quarter and full year ended December 31, 2006.

"2006 was a milestone year for Points International as we achieved record top-line performance, forged several premier partnerships and successfully expanded our product offering. On a financial basis, we are very pleased to have met our previously given revenue guidance, and to have achieved an operating profit (i.e., earnings before interest, amortization and other items) in the fourth quarter," said Rob MacLean, Chief Executive Officer of Points. "At the end of 2006, the number of Points’ total partners reached 51 which include many of the leading loyalty programs worldwide, and we added approximately 454,000 registered users to Points.com during the year, achievements of which we are particularly proud."

Recent Business Highlights

  Signed long term contract extension with American Express broadening the redemption options that are currently available to American Express® Membership Rewards® members

  Established a new partnership with Marriott International, Inc. such that members of Marriott Rewards® award-winning loyalty program can purchase Marriott Rewards points online

  Partnered with Bally Technologies® to introduce the Points.com portal and Points.com Business Solutions products to the evolving reward programs available throughout the gaming industry.

  Launched the Hudson’s Bay Company ("Hbc") Rewards "Top Up" Program which allows Hbc Rewards members to conveniently buy additional points online

  Announced agreement with Jumeirah Group, owner of some of the most luxurious and innovative properties in the world, to add Jumeirah’s Sirius Recognition and Rewards Programme to Points.com

  Named Stephen K. Bannon as Chairman of the Board

Mr. MacLean continued, "As our products and services continued to gain a wider acceptance among our partners, we were able to expand our offerings to American Airlines, Continental Airlines, Alaska Airlines, and most recently to Marriott International. We are confident that our focus on innovation and customer satisfaction will enable us to continue to expand within our existing partner base as well as help us to grow. Our recently established relationships with American Express and Bally Technologies continue to solidify Points’ leadership role in the marketplace, and provide us with exciting opportunities in the growing financial services and gaming verticals."

Mr. MacLean concluded, "We have been executing on our strategy which was evident in the record results we reported for 2006, particularly our achieving positive EBITDA in the fourth quarter, which provides us increased financial flexibility for continued growth. As we enter 2007, we remain excited about the opportunities ahead, and are confident that we have the right initiatives in place to continue the current momentum in 2007 and beyond."

Fourth Quarter 2006 Results

Total revenues in the fourth quarter of 2006 were $3.8 million, an increase of 52.3% versus the $2.5 million reported in the fourth quarter of 2005, and a 35.4% sequential increase from the third quarter of 2006. The Company continues to have a strong recurring revenue base, with 87% of its revenues in the quarter being recurring in nature, compared to 97% in the fourth quarter of 2005.

Fourth quarter core revenues from Points Solutions (defined as revenues excluding interest income), which represented 99% of the total, increased 62.2% year-over-year, and 36.1% versus the third quarter of 2006. During the fourth quarter of 2006, the Company achieved an operating profit (i.e. income before interest, amortization, and other items) of $0.2 million compared to a loss of $1.3 million in the same period in 2005, and versus a loss of $0.7 million in the third quarter of 2006.

The Company reported a net loss for the fourth quarter of 2006 of $0.6 million, or $0.01 per share, based on 108.3 million weighted-average shares outstanding, versus a net loss of $2.9 million, or $0.03 per share, on 88.1 million weighted average shares, in the fourth quarter of 2005, and versus a net loss of $1.9 million, or $0.02 per share, on 103.1 million weighted-average shares outstanding in the third quarter of 2006.

Total operating expenses for the fourth quarter of 2006 were $3.7 million, a 3.0% decrease versus $3.8 million in the fourth quarter of 2005, and a 3.1% increase versus the third quarter of 2006. The increase in operating expenses versus the third quarter was primarily attributable to higher marketing and sales commissions.

Non-cash charges, including foreign exchange loss, accrued interest, the amortization of property, plant and equipment, intangible assets, stock option expense and deferred costs, accounted for $0.8 million of the net loss in the fourth quarter of 2006, compared to $1.6 million in the previous year.

Full Year 2006 Results

For the twelve months ended December 31, 2006, Points generated total revenue of $12.2 million, a 22.1% increase versus the twelve months ended December 31, 2005 and a 29.3% increase excluding the foreign exchange impact. The Points Solutions products generated revenues of $12.0 million, a 27.5% increase compared to the twelve months ended December 31, 2005 and a 34.7% increase excluding the foreign exchange impact.

The Company reported an operating loss (i.e. loss before interest, amortization, and other items) of $3.4 million for the twelve months ended December 31, 2006, versus $4.3 million for the twelve months ended December 31, 2005. Total operating expenses increased 9.5% in 2006 to $15.7 million. The increase was primarily the result of higher sales and marketing costs.

Net loss for the twelve months ended December 31, 2006 totaled $7.9 million, or $0.07 per share on 108.3 million weighted average shares outstanding, versus a net loss of $9.9 million, or $0.11 per share based on 88.1 million weighted average shares outstanding, a year ago.

As of December 31, 2006, Points’ balance sheet remained strong with cash and cash equivalents of $24.7 million.

Business Metrics in the Fourth Quarter

Total

  Total points/miles transacted during the fourth quarter increased 32% versus last year to 2.1 billion, bringing total cumulative points/miles transacted to 23.2 billion.

  The total number of transactions increased 35% versus last year to approximately 252,000

Private Branded Channels

  Total points/miles transacted on products distributed through Points’ partner channels rose 29% to 1.7 billion bringing the cumulative total to 20.6 billion.

  Approximately 223,000 transactions took place, a 34% increase compared to a year ago.

Points.com Channel

  Nearly 404 million points were transacted on Points.com, a 47% increase versus 2005.

  The number of points/miles transactions grew 38% to approximately 29,000.

  Cumulative registered users on Points.com increased 41% year-over-year to 1.5 million.

Business Outlook

For the year 2007, the Company expects revenue to be in the range of $17 million and $20 million and anticipates positive operating income (i.e., earnings before interest, amortization and other items) for the year. The revenue outlook assumes that the existing products and services will continue to perform along historical growth curves and that the transaction rates of new contracted products and services will grow in a manner consistent with the Company’s experience with existing partners. In addition to the revenue assumptions above, the expense outlook incorporates modest expense growth versus the prior year. This outlook is based on the Company’s current views. For more information see the safe harbor statement below.

Conference Call

The Company’s executives will hold a conference call today at 4:30 p.m. Eastern Time to discuss the results and business outlook. To participate in the conference call, investors from the US and Canada should dial (800) 231-9012 ten minutes prior to the scheduled start time. International callers should dial (719) 457-2617. If you are unable to participate in the live call, a replay will be available through March 22, 2007. To access the replay, dial (888) 203-1112 (passcode: 3842462). International callers should dial (719) 457-0820 and use the same passcode.

About Points International Ltd.

Points International Ltd. is owner and operator of Points.com, the world’s leading reward-program management portal. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world’s leading reward programs. Participating programs include American Airlines AAdvantage® program, American Express® Membership Rewards®, Aeroplan®, AsiaMiles(TM), Cendant TripRewards®, Delta SkyMiles®, Gold Points Reward Network, InterContinental Hotels Group’s Priority Club® Rewards, and S&H greenpoints. Redemption partners include Amazon.com® and Starbucks.

Website: http://www.points.com

Safe Harbor Statement

This press release contains or incorporates forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, and forward-looking information within the meaning of the "safe harbour" provisions of applicable Canadian provincial securities legislation (collectively "forward-looking statements"). These forward-looking statements relate to, among other things, our guidance for 2007 with respect to revenue, EBITDA, and our objectives, strategic plans and business development goals and may also include other statements that are predictive in nature or that depend upon or refer to future events or conditions and can generally be identified by words such as "will", "may", "expects," "anticipates," "intends," "plans," "believes," "estimates" or similar expressions In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These statements are not historical facts but instead represent only the Company’s expectations, estimates and projections regarding future events.

Although the Company believes the expectations reflected in such forward-looking statements are reasonable, the forward-looking statements are not guarantees of future performance, involve certain risks and uncertainties that are difficult to predict. Undue reliance should not be placed on such statements. Certain material factors, assumptions or estimates are applied in making forward-looking statements. Known and unknown factors could cause actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially are referred to in the body of this news release and also include the risks and uncertainties discussed herein, the matters set forth under "Risks and Uncertainties" contained in the Company’s Annual Information Form filed with applicable securities regulators and the factors detailed in the Company’s other filings with applicable securities regulators, including the factors detailed in the Company’s annual and interim financial statements and the notes thereto. Readers of this press release are cautioned that forward-looking statements are not guarantees of future performance.

The Company does not undertake any obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events, except as required by law. All dollar amounts herein are in Canadian dollars unless otherwise specified.

CONTACT:
Christopher Barnard	Allyson Pooley
Points International Ltd.	Integrated Corporate Relations
(416) 596-6381	(310) 954-1100
christopher.barnard@points.com	allyson.pooley@icrinc.com

POINTS INTERNATIONAL LTD.
UNAUDITED CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
AS AT	2006	2005
A S S E T S
CURRENT
Cash and cash equivalents	$24,689,040	$19,983,607
Short-term investments		2,348,418
Accounts receivable	2,310,253	2,739,224
Prepaids and sundry assets	2,124,925	1,893,605
	29,124,218	26,964,854
PROPERTY, PLANT AND EQUIPMENT	2,934,238	3,606,840
GOODWILL AND INTANGIBLE ASSETS	6,837,155	7,602,503
DEFERRED COSTS	1,167,331	1,699,030
FUTURE INCOME TAXES RECOVERABLE	590,000	590,000
	11,528,724	13,498,372
	$40,652,942	$40,463,226

L I A B I L I T I E S
CURRENT
Accounts payable and accrued liabilities	3,342,868	2,284,257
Deposits	21,159,193	15,810,853
Current portion of loan payable	33,515	33,515
Current portion of acquisition loan payable	-	390,166
	24,535,576	18,518,791
LOAN PAYABLE	5,289	35,107
CONVERTIBLE DEBENTURE	-	9,699,180
CONVERTIBLE PREFERRED SHARES	19,506,279	18,396,456
	44,047,144	46,649,533

S H A R E H O L D E R S’ D E F I C I E N C Y

CAPITAL STOCK	43,051,048	36,404,342
WARRANTS	186,688	2,758,688
CONTRIBUTED SURPLUS	8,703,518	2,079,423
DEFICIT	(55,335,455)	(47,428,760)
	(3,394,202)	(6,186,307)
	$40,652,942	$40,463,226

POINTS INTERNATIONAL LTD.
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

FOR THE THREE MONTHS ENDED DECEMBER 31	2006	2005
	Oct-Dec 31/06	Oct-Dec 31/05
REVENUES
Points operations	$3,794,780	$2,339,022
Interest income	48,274	183,682
	3,843,054	2,522,704

GENERAL AND ADMINISTRATION EXPENSES	3,678,097	3,792,543

INCOME/(LOSS)- Before interest, amortization and other items	164,957	(1,269,839)
Foreign Exchange Loss (Gain)	(259,979)	70,220
Interest on convertible debenture	-	183,003
Interest on Preferred Shares	277,456	277,456
Interest, loss on short-term investment and capital tax	(6,742)	168,583
Amortization of property, plant and equipment, intangible assets and deferred costs	771,405	882,920

	782,140	1,582,183

LOSS	$(617,183)	$(2,852,022)

LOSS PER SHARE	($0.01)	($0.03)

FOR THE THREE MONTHS ENDED DECEMBER 31	2006	2005
	Oct-Dec 31/06	Oct-Dec 31/05

DEFICIT - Beginning of period	$(54,718,272)	$(44,576,738)
NET LOSS - For the period	(617,183)	(2,852,022)

POINTS INTERNATIONAL LTD.
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

FOR THE YEARS ENDED DECEMBER 31	2006	2005
REVENUES
Points operations	$12,024,134	$9,429,253
Interest income	222,555	598,556
	12,246,689	10,027,809

GENERAL AND ADMINISTRATION EXPENSES	15,678,821	14,321,370

LOSS- Before interest, amortization and other items	(3,432,132)	(4,293,561)

Foreign Exchange Loss (Gain)	(19,329)	514,625
Interest on convertible debenture	194,753	778,806
Interest on Preferred Shares	1,109,823	1,049,367
Interest, loss on short-term investment and capital tax	64,736	265,974
Amortization of property, plant and equipment, intangible assets and deferred costs	3,124,581	3,021,902
	4,474,563	5,630,674
LOSS	$(7,906,695)	$(9,924,235)

LOSS PER SHARE	($0.07)	($0.11)

FOR THE YEARS ENDED DECEMBER 31	2006	2005
DEFICIT - Beginning of year	$(47,428,760)	$(37,504,525)
NET LOSS - For the year	(7,906,695)	(9,924,235)

DEFICIT - End of year	$(55,335,455)	$(47,428,760)